EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions except ratios)

	Fiscal Year
	2005	2004	2003	2002	2001
Computation of Earnings:
Income (loss) from continuing operations before income taxes	$790	$818	$972	$705	$(150)
Add:
Interest Expense	622	607	595	655	746
Amortization of capitalized interest	2	3	3	3	2
Amortization of debt premium/discount and expenses	16	14	14	14	12
Interest portion of rent expense	65	57	48	33	28

Earnings as Adjusted	$1,495	$1,499	$1,632	$1,410	$638

Computation of Fixed Charges:
Interest expense	$622	$607	$595	$655	$746
Capitalized interest	4	3	1	1	3
Amortization of debt premium/discount and expenses	16	14	14	14	12
Interest portion of rent expense	65	57	48	33	28

Fixed Charges	$707	$681	$658	$703	$789
Preferred stock dividends	—	—	2	4	4

Combined Fixed Charges and Preferred Stock Dividends	$707	$681	$660	$707	$793

Ratio of Earnings to Fixed Charges (A) (B)	2.11	2.20	2.48	2.00	N/A

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (C)	2.11	2.20	2.47	1.99	N/A

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $151 million for the year ended December 31, 2001.
(C)	Combined fixed charges and preferred stock dividend exceeded our adjusted earnings by $155 million for the year ended December 31, 2001.